

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 22, 2008

<u>via U.S. mail and facsimile</u>

Ms. Ann B. Ruple
Chief Financial Officer
Clean Diesel Technologies, Inc.
300 Atlantic Street, Suite 702
Stamford, Connecticut 06901

      RE: Form 10-K for the fiscal year ended December 31, 2006
              Form 10-Q for the period ended September 30, 2007
                File No. 0-27432

Dear Ms. Ruple:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief